UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	As at 31 August 2006	As at 31 August 2005	As at 30 November 2005 (Audited)
	$	$	$

Assets

Current
Cash and cash equivalents	22,168,094	797,830	11,841,868
Amounts receivable (Note 3)	546,926	57,453	40,843
Available for sale investments (Note 4)	72,000	82,000	82,000
Prepaid expenses	190,688	13,385	-

	22,977,708	950,668	11,964,711

Property, plant and equipment (Note 5)	116,025	15,067	14,113

	23,093,733	965,735	11,978,824

Liabilities

Current
Accounts payable and accrued liabilities (Note 7)	3,015,533	149,816	79,588
Due to related parties (Note 8)	15,488	489	-

	3,031,021	150,305	79,588

Shareholders’ equity
Capital stock (Note 10)
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
31 August 2006 – 88,643,367 common shares
31 August 2005 – 39,429,420 common shares
30 November 2005 – 70,914,983 common shares	27,239,584	6,363,658	13,776,121
Contributed surplus	1,519,827	682,081	464,003
Share subscriptions received in advance (Note 10)	-	31,667	-
Warrants (Note 10)	6,851,529	705,436	5,472,623
Deficit, accumulated during the exploration stage	(15,548,228)	(6,967,412)	(7,813,511)

	20,062,712	815,430	11,899,236

	23,093,733	965,735	11,978,824

Nature and Continuance of Operations (Note 1), Commitments (Note 12), and Subsequent Events (Note 16)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 17)

On behalf of the Board:

/s/ “Tim Coupland”

Director

/s/ “Michael Bogin”

Director

Tim Coupland

Michael Bogin

The accompanying notes are an integral part of these financial statements.

(1)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2006	For the three month period ended 31 August 2005	For the nine month period ended 31 August 2006	For the nine month period ended 31 August 2005
	$	$	$	$

Expenses
Mineral properties (Schedule 1)	5,545,488	767,033	7,638,687	1,351,888
General and administrative (Schedule 2)	305,529	292,770	2,109,040	632,287

Net loss before other items	(5,851,017)	(1,059,803)	(9,747,727)	(1,984,175)

Other items
Interest income	258,511	-	544,610	-
Loss on sales of property, plant and equipment	-	-	-	(428)
Write-down of marketable securities	(10,000)	-	(10,000)	-
Write-off of property, plant and equipment	-	-	-	(2,108)

Net loss before income taxes	(5,602,506)	(1,059,803)	(9,213,117)	(1,986,711)

Future income tax recovery (Note 13)	-	-	1,478,400	-

Net loss for the period	(5,602,506)	(1,059,803)	(7,734,717)	(1,986,711)

Deficit, accumulated during the exploration stage, beginning of period	(9,945,722)	(5,907,609)	(7,813,511)	(4,980,701)

Deficit, accumulated during the exploration stage, end of period	(15,548,228)	(6,967,412)	(15,548,228)	(6,967,412)

Basic loss per share (Note 2)	(0.06)	(0.03)	(0.10)	(0.05)

Weighted average number of common shares outstanding	88,577,742	38,682,664	80,708,393	38,228,288

The accompanying notes are an integral part of these financial statements.

(2)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

 (Expressed in Canadian Dollars)

 (Unaudited)

	For the three month period ended 31 August 2006	For the three month period ended 31 August 2005	For the nine month period ended 31 August 2006	For the nine month period ended 31 August 2005
	$	$	$	$

Cash flows from operating activities
Net loss for the period	(5,602,506)	(1,059,803)	(7,734,717)	(1,986,711)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests (Note 6)	-	72,000	182,500	302,000
Amortization of property, plant and equipment	5,921	953	12,435	5,729
Future income tax recovery (Note 13)	-	-	(1,478,400)	-
Loss on sales of property, plant and equipment	-	-	-	428
Stock-based compensation	39,568	185,580	1,254,306	185,580
Write down of marketable securities	10,000	-	10,000	-
Write-off of property, plant and equipment	-	-	-	2,108

	(5,547,017)	(801,270)	(7,753,876)	(1,490,866)

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(405,730)	15,770	(506,083)	48,732
(Increase) decrease in available for sale investments	-	-	-	(82,000)
(Increase) decrease in prepaid expenses	(110,791)	(2,675)	(190,688)	79,350
Increase (decrease) in accounts payable and accrued liabilities	2,033,618	56,343	2,935,945	66,125
Increase (decrease) in due to related parties	15,412	(275)	15,488	178

	(4,014,508)	(732,107)	(5,499,214)	(1,378,481)

Cash flows from investing activities
Proceeds of sales of property, plant and equipment	-	-	-	428
Purchase of property, plant and equipment	(32,463)	-	(114,347)	(8,361)

	(32,463)	-	(114,347)	(7,933)

Cash flows from financing activities
Common shares issued for cash	-	185,185	-	211,018
Issuance of flow-through shares for cash	-	-	6,942,843	-
Issuance of warrants for cash	-	-	3,232,157	-
Warrants exercised	237,500	-	5,724,543	-
Options exercised	7,500	-	405,000	-
Share issuance costs	-	-	(364,756)	-
Share subscriptions received in advance	-	31,667	-	31,667

	245,000	216,852	15,939,787	242,685

Increase (decrease) in cash and cash equivalents	(3,801,971)	(515,255)	10,326,226	(1,143,729)

Cash and cash equivalents, beginning of period	25,970,065	1,313,085	11,841,868	1,941,559

Cash and cash equivalents, end of period	22,168,094	797,830	22,168,094	797,830

Supplemental Disclosures with Respect to Cash Flows (Note 14)

The accompanying notes are an integral part of these financial statements.

(3)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance forward at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Flow-through shares issued – cash ($0.45 per unit)	10,000,000	2,936,950	-	-	-	2,936,950
Shares issued – cash ($0.40 per unit)	15,000,000	3,460,875	-	-	-	3,460,875
Warrants exercised ($0.20 per share)	937,667	290,564	-	(103,031)	-	187,533
Warrants exercised ($0.40 per share)	745,963	372,743	-	(74,358)	-	298,385
Warrants exercised ($0.55 per share)	1,130,000	789,893	-	(168,393)	-	621,500
Agent compensation warrants exercised ($0.36 per share)	677,875	318,273	-	(74,238)	-	244,035
Agent compensation warrants exercised ($0.40 per share)	25,024	12,550	-	(2,541)	-	10,009
Stock options exercised ($0.14 per share)	72,808	10,193	-	-	-	10,193
Stock options exercised ($0.20 per share)	1,724,782	563,034	(218,078)	-	-	344,956
Share issued for mineral property ($0.20 per share) (Note 6 and 14)	360,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.235 per share) (Note 6 and 14)	300,000	70,500	-	-	-	70,500
Shares issued for mineral property ($0.24 per share) (Note 6 and 14)	300,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.25 per share) (Note 6 and 14)	350,000	87,500	-	-	-	87,500
Shares issued for mineral property ($0.66 per share) (Note 6 and 14)	450,000	297,000	-	-	-	297,000
Shares issued for services rendered ($0.40 per share) (Note 14)	1,313,574	303,074	-	-	-	303,074
Warrants granted	-	-	-	5,129,494	-	5,129,494
Agent compensation warrants expired	-	-	22,275	(22,275)	-	-
Share issue cost – cash paid	-	(341,022)	-	-	-	(341,022)
Share issue cost – shares	-	(303,074)	-	-	-	(303,074)
Share issue cost – warrants	-	(1,027,318)	-	-	-	(1,027,318)
Stock based compensation (Note 11)	-	-	185,580	-	-	185,580
Net loss for the year	-	-	-	-	(2,832,210)	(2,832,810)

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Warrants exercised	592,130	271,272	-	(60,254)	-	211,018
Shares issued for mineral property ($0.24 per share) (Notes 6 and 14)	1,310,000	302,000	-	-	-	302,000
Agent compensation warrants expired	-	-	22,275	(22,275)	-	-
Stock options granted (Note 11)	-	-	185,580	-	-	185,580
Subscriptions received in advance (Note 10)	-	-	31,667	-	-	31,667
Net loss for the period	-	-	-	-	(1,986,711)	(1,986,711)

Balance at 31 August 2005	39,429,420	6,363,658	713,748	705,436	(6,967,412)	815,430

The accompanying notes are an integral part of these financial statements.

(4)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236
Flow-through shares issued – cash ($1.85 per unit)	5,500,000	6,942,843	-	-	-	6,942,843
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	125,125
Warrants exercised ($0.40 per share)	683,500	341,401	-	(68,001)	-	273,400
Warrants exercised ($0.40 per share)	1,853,000	931,318	-	(190,118)	-	741,200
Warrants exercised ($0.75 per share)	2,322,200	2,467,593	-	(725,943)	-	1,741,650
Warrants exercised ($0.65 per share)	1,228,750	1,214,681	-	(415,994)	-	798,687
Agents compensation warrants exercised ($0.40 per share)	21,581	10,780	-	(2,147)	-	8,633
Agents compensation warrants exercised ($0.40 per share)	51,622	25,945	-	(5,296)	-	20,649
Agents compensation warrants exercised ($0.36 per share)	200,468	94,422	-	(22,254)	-	72,168
Agents compensation warrants exercised ($0.36 per share)	106,396	49,765	-	(11,462)	-	38,303
Agents compensation warrants exercised ($0.65 per unit)	556,787	550,412	-	(188,499)	-	361,913
Agents compensation warrants exercised ($0.45 per unit)	1,985,664	1,694,744	-	(801,196)	-	893,548
Agents compensation warrants exercised ($0.75 per share)	865,691	649,268	-	-	-	649,268
Stock options exercised ($0.20 per share)	1,500,000	439,185	(139,185)	-	-	300,000
Stock options exercised ($0.60 per share)	175,000	174,246	(69,246)	-	-	105,000
Issued for interest in mineral property ($0.73 per share) (Notes 6 and 14)	250,000	182,500	-	-	-	182,500
Shares issued for services rendered	200,225	252,751	-	-	-	252,751
Warrants granted	-	-	-	3,853,667	-	3,853,667
Warrants expired	-	-	9,949	(9,949)	-	-
Share issuance cost – cash	-	(364,756)	-	-	-	(364,756)
Share issuance cost – share	-	(252,751)	-	-	-	(252,751)
Share issuance cost – warrant	-	(621,511)	-	-	-	(621,511)
Stock based compensation (Note 11)	-	-	1,254,306	-	-	1,254,306
Subscriptions received in advance (Note 10)	-	-	-	-	-	-
Tax benefits of flow through shares (Note 13)	-	(1,478,400)	-	-	-	(1,478,400)
Net loss for the year	-	-	-	-	(7,734,717)	(7,734,717)

Balance at 31 August 2006	88,643,367	27,239,584	1,519,827	6,851,529	(15,548,228)	20,062,712

The accompanying notes are an integral part of these financial statements.

(5)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Mineral Properties

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2006	For the three month period ended 31 August 2005	For the nine month period ended 31 August 2006	For the nine month period ended 31 August 2005
	$	$	$	$

Operating expenses
Assays	46,370	5,424	46,519	5,759
Camp and field costs	1,150,365	106,254	1,750,188	106,254
Consulting fees	105,843	93,127	290,245	216,271
Drilling	1,192,842		1,192,842
Geology and engineering	368,345	84,940	694,964	137,334
Geophysics – airborne surveys	-	129,962	-	342,987
Research grant	-	75,000	-	75,000
Surveying	578,538	39,210	902,565	39,210
Transportation	2,435,382	156,722	2,828,559	156,722
Travel	28,140	12,392	49,606	22,227

	5,905,825	703,031	7,755,488	1,101,764

Acquisition of mineral property interests (Notes 6 and 14)	-	101,868	258,536	594,536

Recovery of mineral property costs (Note 6)	(360,337)	(37,866)	(375,337)	(344,412)

	5,545,488	767,033	7,638,687	1,351,888

Details on Mineral Properties Expenditures (Note 6)

The accompanying notes are an integral part of these financial statements.

(6)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2006	For the three month period ended 31 August 2005	For the nine month period ended 31 August 2006	For the nine month period ended 31 August 2005
	$	$	$	$

Advertising and promotion	49,986	13,280	198,100	74,548
Amortization	5,921	953	12,435	5,729
Automobile	931	931	2,793	2,878
Bank charges and interest	275	187	1,119	14,086
Consulting fees (Note 9)	-	6,000	35,839	32,900
Director fees	5,700	-	16,700	-
Filing and financing fees	3,730	1,859	57,101	15,507
Legal and accounting	39,118	15,795	136,016	88,703
Management fees (Note 9)	52,500	15,000	97,500	45,000
Meals and entertainment	2,801	4,591	16,154	23,219
Office and miscellaneous	58,827	16,416	120,648	43,441
Rent and utilities	12,734	2,338	25,237	7,013
Secretarial fees (Note 9)	9,000	9,000	27,037	29,304
Stock-based compensation (Note 11)	39,568	185,580	1,254,306	185,580
Telephone and internet	4,503	1,141	7,698	4,759
Transfer fees and shareholder information	15,185	16,221	74,037	51,377
Travel	4,750	3,478	26,320	8,243

	305,529	292,770	2,109,040	632,287

The accompanying notes are an integral part of these financial statements.

(7)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 31 August 2006 and for the nine month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $7,734,717 for the nine month period ended 31 August 2006 (31 August 2005 - $1,986,711) and has working capital of $19,946,687 at 31 August 2006 (31 August 2005 - $800,363, 30 November 2005 - $11,885,123).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2006.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

(8)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.  Operating results for the nine month period ended 31 August 2006 are not necessarily indicative of the results that may be expected for the year ended 30 November 2006.  For further information, refer to the audited financial statements of the Company for the year ended 30 November 2005.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Available for sale investments

The available for sale investments consist of shares of a public company that the Company expects to sell in the near future.  The investments are recorded at the lower of cost and fair market value.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance
Furniture and fixtures	20%	declining balance

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

 (9)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian generally accepted accounting principles.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Stock based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date.  Any consideration received from the exercise of stock options is credited to share capital.  This section is only applicable to transactions that occurred on or after 1 December 2002.

Basic loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the periods presented, this calculation proved to be anti-dilutive.

 (10)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s financial statements.

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized and shareholders’ equity reduced on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 August 2006, 31 August 2005 and 30 November 2005, the Company’s net future income tax assets are fully offset by a valuation allowance.

 (11)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Foreign currency translation

Revenue and expenses are translated at the exchange rates prevailing at the transactions dates.  Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, available for sale investments, prepaid expenses, accounts payable and accrued liabilities and due to related parties.  The carrying value of the financial instruments is approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	As at 31 August 2006	As at 31 August 2005	As at 30 November 2005 (Audited)
	$	$	$

Accounts receivable	12,290	-	8,787
Goods and Services Tax receivable	376,168	48,666	32,056
Interest receivable	158,468	-	-
Mineral property expenditures recovery	-	8,787	-

	546,926	57,453	40,843

 (12)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

4.

Available for Sale Investments

	As at 31 August 2006	As at 31 August 2005	As at 30 November 2005 (Audited)
	$	$	$

Max Resource Corp. – 200,000 shares	72,000	82,000	82,000

Pursuant to an exploration property option agreement referred to in Note 6, the Company received 200,000 common shares of Max Resource Corp. valued at $82,000.  As at 31 August 2006, the fair market value of the shares is valued at $72,000 ($0.36 per share).  This value represents the lower of cost and fair market value.

5.

Property, Plant and Equipment

	Cost	Accumulated amortization	Net book value
			As at 31 August 2006	As at 31 August 2005	As at 30 November 2005 (Audited)
	$	$	$	$	$

Computer equipment	41,177	9,869	31,308	10,716	9,916
Equipment	62,591	6,865	55,726	4,351	4,197
Furniture and fixtures	31,342	2,351	28,991	-	-

	135,110	19,085	116,025	15,067	14,113

During the nine month period ended 31 August 2006, additions to property, plant and equipment totaled $114,347 (31 August 2005 - $8,361, 30 November 2005 - $8,361).

 (13)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

6.

Mineral Properties

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest in the Longtom Property (the “Longtom Property”) located about 350 kilometers northwest of Yellowknife, in the Northwest Territories, Canada.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.  The Company’s 50% interest in the Longtom Property is subject to a 2% net smelter royalty.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 12).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  Under the Letter of Intent, Fronteer may earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 on exploration expenditures over three years according to the following schedule:

•

Pay $5,000 cash on signing (received);

•

Pay $3,000 cash (received) and incur cumulative exploration expenditures of $50,000 by 27 October 2004 (incurred);

•

Pay $3,000 cash (received) and incur cumulative exploration expenditures of $200,000 (incurred) by 27 October 2005; and

•

Pay $4,000 cash and incur cumulative exploration expenditures of $500,000 (incurred) by 27 October 2006.

Fronteer will be the operator of the program during the earn-in period.  In the event that Fronteer fails to meet its obligations, Fronteer shall forfeit all interest in the Longtom Property.

This Letter of Intent was finalized during the year ended 30 November 2004 and was approved by TSX Venture Exchange.

 (14)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Expenditures related to the Longtom Property for the nine month period ended 31 August 2006 consist of assaying of $Nil (31 August 2005 - $335), consulting fees of $Nil (31 August 2005 - $10,360), geology and engineering of $Nil (31 August 2005 - $13,000) and travel of $Nil (31 August 2005 - $12).

Longtom Property Target 1 – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 1,781.90 hectare mineral property located in the Longtom Lake area of the Northwest Territories, Canada, for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

Expenditures related to the Longtom Property Target 1 for the nine month period ended 31 August 2006 consist of consulting fees of $Nil (31 August 2005 - $9,467), geology and engineering of $Nil (31 August 2005 - $2,156) and recovery of mineral property interests of $Nil (31 August 2005 - $3,530).

Longtom Property Target 2 – Longtom Lake, Northwest Territories

During the nine month period ended 31 August 2006, the Company abandoned its interest in Longtom Property Target 2.

Expenditures related to the Longtom Property Target 2 for the nine month period ended 31 August 2006 consist of consulting fees of $Nil (31 August 2005 - $9,467), geology and engineering of $Nil (31 August 2005 - $2,156) and recovery of mineral property interests of $Nil (31 August 2005 - $3,530).

Dixie Lake Property – Red Lake, Ontario

During the year ended 30 November 2005, the Company abandoned its option on the Dixie Lake Property due to disappointing resource calculation estimates provided to the Company by SRK Consulting.

Expenditures related to the Dixie Lake Property for the nine month period ended 31 August 2006 consist of consulting fees of $Nil (31 August 2005 - $29,061), geology and engineering of $Nil (31 August 2005 - $6,313) and acquisition costs of $1,036 (31 August 2005 - $88,368).

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in 12 mineral claims (the “MacInnis Lake Uranium Claims”) located in the Nonacho Basin, 275 kilometers southeast of Yellowknife, Northwest Territories, Canada, for cash proceeds of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company (Note 14).

 (15)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in three additional mineral claims (the “Kult Claims”) for cash payments of $40,000 (paid) and 350,000 common shares (issued and valued at $87,500) of the Company (Note 14).

During the year ended 30 November 2005, the Company entered into an option agreement with Max Resource Corp. (“Max Resource”), wherein Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Uranium Claims and the Kult Claims (together called “MacInnis Lake Property”) by paying the Company $30,000 cash (received), issuing 200,000 common shares of Max Resource (received and now valued at $72,000 (Note 4)) and completing $2 million in exploration work over five years according to the following schedule:

•

Pay $15,000 cash (received) on signing;

•

Pay $15,000 cash (received) and incur cumulative exploration expenditures of $750,000 by 1 April 2006; and

•

Incur cumulative exploration expenditures of $1,000,000 by 1 April 2007; and

•

Incur cumulative exploration expenditures of $1,250,000 by 1 April 2008; and

•

Incur cumulative exploration expenditures of $1,500,000 by 1 April 2009: and

•

Incur cumulative exploration expenditures of $2,000,000 by 1 April 2010.

In addition to the above, Max Resource is responsible for all cash payments to the underlying property vendor, during the option period.  The Company is the operator of the project.  The Company incurs all costs and recovers the costs from Max Resource until Max Resource has earned its option in the project.

The Company has halted exploration activities on this property pending resolution of permit issues.

Expenditures related to the MacInnis Lake Property for the nine month period ended 31 August 2006 consist of consulting fees of $Nil (31 August 2005 - $67,802), geology and engineering of $Nil (31 August 2005 - $10,568), surveying of $Nil (31 August 2005 - $213,025), travel of $Nil (31 August 2005 - $8,734), acquisition costs of $Nil (31 August 2005 - $258,000) and recovery of mineral property interests of $15,000 (31 August 2005 - $334,749).

Meridian Lake Property – Reliance, Northwest Territories

During the nine month period ended 31 August 2006, the Company abandoned its interest in Meridian Lake Property.

Expenditures related to the Meridian Lake Property for the nine month period ended 31 August 2006 consist of acquisition costs of $Nil (31 August 2005 - $10,000).

 (16)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty, in five mineral claims, totaling 4,452.37 acres (the “Contact Lake Mineral Claims”) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories, Canada, for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company (Note 14).  The Company may purchase the net smelter returns royalty for a one-time payment of $1,000,000.

During the year ended 30 November 2005, the Company staked an additional 21,744.65 acres and increased the size of Contact Lake Mineral Claims to 26,197.02 acres.  Contact Lake Mineral Claims now consists of eleven contiguous claims located 5 kilometers southeast of Port Radium on the east side of Great Bear Lake, Northwest Territories and 423 miles north of the city of Yellowknife.

Expenditures related to the Contact Lake Property for the nine month period ended 31 August 2006 consist of assaying of $46,519 (31 August 2005 - $5,424), camp and field costs of $1,497,738 (31 August 2005 - $106,254), consulting fees of $267,013 (31 August 2005 - $90,114), drilling of $1,192,842 (31 August 2005 - $Nil), geology and engineering of $690,073 (31 August 2005 - $111,917), researching granted of $Nil (31 August 2005 - $75,000), surveying of $778,353 (31 August 2005 - $169,172), transportation of $2,095,274 (31 August 2005- $156,722), travel of $45,666 (31 August 2005 - $13,481) and acquisition cost of $Nil (31 August 2005 - $136,300).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the nine month period ended 31 August 2006, the Company acquired a 100% right, interest and title, subject to a 2% net smelter returns royalty, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500 ($0.73 per common share) (Notes 10 and 14).  The purchase is subject to a 2% net smelter returns royalty.  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake, Northwest Territories, Canada, approximately 263 miles north of Yellowknife, consists of 15,322.96 acres.

Expenditures related to the North Contact Lake Property for the nine month period ended 31 August 2006 consist of acquisition costs of $257,500 (31 August 2005 - $Nil).

 (17)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% net smelter return royalty, in four mineral claims, totaling 5,990.40 acres (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, Northwest Territories, Canada, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company (Note 14).  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.

Expenditures related to the Port Radium – Glacier Lake Property for the nine month period ended 31 August 2006 consists of camp and field costs of $252,450 (31 August 2005 - $Nil), consulting fees of $23,232 (31 August 2005 - $Nil), geology and engineering of $4,891 (31 August 2005 - $Nil), surveying of $124,212 (31 August 2005 - $Nil), transportation of $733,285 (31 August 2005 - $Nil), travel of $3,940 (31 August 2005 - $Nil), acquisition of mineral property interest of $Nil (31 August 2005 - $102,000) and recovery of mineral property interests of $360,337 (31 August 2005 - $Nil).

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% net smelter return royalty, in five mineral claims, totalling 4498.72 acres (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, Northwest Territories, Canada, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company (Note 14).  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.

The Company had no expenditures related to the Crossfault Lake Property for the nine month period ended 31 August 2006 (31 August 2005 - $Nil).

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. (“South Malartic”), to purchase a 50% undivided right, title and interest in three mineral claims, totalling 263.22 acres (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, Northwest Territories, Canada, for a cash payment of $20,000 (paid).

The Company had no expenditures related to the Eldorado Property for the nine month period ended 31 August 2006 (31 August 2005 - $Nil).

 (18)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements.  These amounts relate to general payments and reimbursements of mineral property expenses paid by the Company on behalf of the optionee:

	For the three month period ended 31 August 2006	For the three month period ended 31 August 2005	For the nine month period ended 31 August 2006	For the nine month period ended 31 August 2005
	$	$	$	$

General cash payments related to mineral property option agreements	-	-	15,000	-

Cash reimbursements of mineral property expenditures relates to mineral property option agreements	360,337	37,866	360,337	344,412

	360,337	37,866	375,337	344,412

7.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

8.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment (Note 9).

As at 31 August 2006, the amount in due to related parties includes $15,488 (31 August 2005 - $489,

30 November 2005 - $Nil) payable to a company or companies controlled by a director and shareholder of the Company.

 (19)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

9.

Related Parties Transactions

During the nine month period ended 31 August 2006, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $27,037 (31 August 2005 - $29,304) to an individual related to a director of the Company.

ii.

Paid or accrued consulting fees of $35,839 (31 August 2005 - $32,900) to a company controlled by a director of the Company.

iii.

Paid or accrued management fees of $97,500 (31 August 2005 - $45,000) to a company controlled by a director of the Company.

iv.

Paid or accrued director fees of $7,500 (31 August 2005 - $Nil) to a partnership controlled by a director of the Company.

v.

Paid or accrued director fees of $16,700 (31 August 2005 - $Nil) to a company controlled by a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Capital stock transactions of the Company during the nine month period ended 31 August 2006 are summarized as follows:

i.

On 25 April 2006, the Company issued 5,500,000 units at a price of $1.85 per unit.  Each unit consists of one common share and one half-share purchase warrant.  Each share purchase entitles the holder to purchase an additional common share at a price of $2.10 up to 25 October 2007.  At 31 August 2006, all of the related share purchase warrants remain outstanding.  All of these common shares are flow-through shares for which the Company had not yet renounced the associated expenditures to the investor at 31 August 2006.

 (20)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

ii.

During the nine month period ended 31 August 2006, the Company issued 227,500 common shares valued at a price of $0.55 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2006, no share purchase warrants in this series remain outstanding.

iii.

During the nine month period ended 31 August 2006, the Company issued 683,500 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2006, no share purchase warrants in this series remain outstanding.

iv.

During the nine month period ended 31 August 2006, the Company issued 1,853,000 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2006, no share purchase warrants in this series remain outstanding.

v.

During the nine month period ended 31 August 2006, the Company issued 2,322,200 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2006, 2,677,800 share purchase warrants in this series remain outstanding.

vi.

During the nine month period ended 31 August 2006, the Company issued 1,228,750 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2006, 6,271,050 share purchase warrants in this series remain outstanding.

vii.

During the nine month period ended 31 August 2006, the Company issued 21,581 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 August 2006, no agent compensation warrants in this series remain outstanding.

viii.

During the nine month period ended 31 August 2006, the Company issued 51,622 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 August 2006, no agent compensation warrants in this series remain outstanding.

ix.

During the nine month period ended 31 August 2006, the Company issued 200,468 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 August 2006, no agent compensation warrants in this series remain outstanding.

x.

During the nine month period ended 31 August 2006, the Company issued 106,396 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 August 2006, no agent compensation warrants in this series remain outstanding.

xi.

During the nine month period ended 31 August 2006, the Company issued 556,787 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 August 2006, 100,000 agent compensation warrants in this series remain outstanding.

 (21)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

xii.

During the nine month period ended 31 August 2006, the Company issued 1,985,664 units valued at a price of $0.45 per unit upon the exercise of previously outstanding agent compensation warrants.  Each unit consists of one common share and one half purchase warrant (the “Additional Share Purchase Warrant”).  Each whole Additional Share Purchase Warrant can be used to purchase an additional common share of the Company of $0.75 up to 20 September 2007 (Note 10xiii).  As at 31 August 2006, 9,336 agent compensation warrants in this series remain outstanding.

xiii.

During the nine month period ended 31 August 2006, the Company issued 865,691 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 August 2006, 127,142 agent compensation warrants in this series remain outstanding. (Note 10 xii).

xiv.

During the nine month period ended 31 August 2006, the Company issued 1,500,000 common shares valued at a price of $0.20 per share upon exercise of previously outstanding stock options.  As at 31 August 2006, 350,000 stock options in this series remain outstanding.

xv.

On 5 December 2005, The Company issued 250,000 common shares valued at a price of $0.73 per share for the acquisition of mineral property interests (Note 6).

xvi.

On 25 April 2006, the Company issued 200,225 units at a price of $1.85 per unit.  Each unit consists of one common share and one half-share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $2.10 up to 25 October 2007.  These units were issued for payment for services rendered by a private placement agent.  At 31 August 2006, all of the related warrants remain outstanding.

xvii.

On 25 April 2006, the Company issued 435,680 share purchase warrants.  Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.15 up to 25 October 2007.  These share purchase warrants were issued as consideration for payment for services rendered by a private placement agent.  At 31 August 2006, all of the related warrants remain outstanding.

xviii.

On 27 January 2006, the Company issued 3,250,000 stock options.  Each stock option entitles the holder to purchase a common share at a price of $0.60 up to 27 January 2009.

xix.

During the nine month period ended the Company issued 175,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options.  As at 31 August 2006, 3,075,000 stock options in this series remain outstanding (Note 10 xviii).

 (22)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

The following incentive stock options were outstanding at 31 August 2006:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	0.15	55,000	0.84
	0.20	350,000	1.85
	0.60	3,075,000	2.42

		3,480,000

The following is a summary of stock based compensation activities during the nine month periods ended 31 August 2006 and 2005:

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2004	1,862,590	0.20

Granted	2,000,000	0.20
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 August 2005	3,862,590	0.20

Weighted average fair value of options granted during the period		0.20

 (23)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2005	1,915,000	0.20

Granted	3,250,000	0.60
Exercised	(1,675,000)	0.24
Expired	(10,000)	0.14

Outstanding and exercisable at 31 August 2006	3,480,000	0.43

Weighted average fair value of options granted during the nine month period ended 31 August 2006		0.40

Warrants and agent compensation warrants

The following share purchase warrants and agent compensation warrants were outstanding at 31 August 2006:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Agent compensation warrants	0.45	9,336	1.06
Agent compensation warrants	0.65	100,000	1.06
Agent compensation warrants	0.75	127,142	1.06
Warrants	0.75	2,677,800	1.06
Warrants	0.65	6,271,250	1.06
Agent compensation warrants	2.15	435,680	1.15
Warrants	2.10	100,112	1.15
Warrants	2.10	2,750,000	1.15

		12,471,320

 (24)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

The following is a summary of warrant activities during the nine month periods ended 31 August 2006 and 2005:

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2004	7,186,596	0.39

Granted	-	-
Exercised	(592,130)	0.36
Expired	(426,000)	0.30

Outstanding and exercisable at 31 August 2005	6,168,466	0.40

Weighted average fair value of warrants granted during the period ended 31 August 2005		-

Outstanding and exercisable at 1 December 2005	18,395,854	0.61

Granted	4,278,625	1.79
Exercised	(10,103,159)	0.57
Expired	(100,000)	0.40

Outstanding and exercisable at 31 August 2006	12,471,320	1.05

Weighted average fair value of warrants granted during the nine month period ended 31 August 2006		1.17

 (25)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

The weighted average grant date fair value of warrants issued during the nine month period ended 31 August 2006, amounted to $1.17 per warrant (31 August 2005 - $Nil per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	As at 31 August 2006	As at 31 August 2005

Risk free interest rate	4.31%	-
Expected life	1.5 years	-
Annualized volatility	80.97%	-
Expected dividends	-	-

11.

Stock-Based Compensation

During the nine month period ended 31 August 2006, the Company granted 3,250,000 stock options (31 August 2005 – 2,000,000) entitling the holders to purchase common shares of the Company for proceeds of $0.60 per common share expiring 27 January 2009.  A total of 2,750,000 of these stock options vested on the granted date of 27 January 2006.  A total of 500,000 of these stock options vest on the followings dates:

Vesting date	Number of options

27 April 2006	125,000
27 July 2006	125,000
27 October 2006	125,000
29 January 2007	125,000

500,000

The total estimated fair value of these options was $1,285,993 ($0.40 per option).  During the nine month period ended 31 August 2006, stock-based compensation of $1,254,306 has been recorded in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

 (26)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	31 August 2006	31 August 2005

Risk free interest rate	3.87%	-
Expected life	1 year	-
Annualized volatility	100.03%	-
Expected dividends	-	-

12.

Commitments

i.

On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director of the Company requiring the payment of $5,000 per month.  This amount was increased to $12,500 per month effective 1 February 2006.

ii.

On 14 July 2003, the Company entered into a contract for investor relations services with an individual requiring the payment of $4,000 per month.  This amount was increased to $6,000 per month effective 1 February 2006.

iii.

On 10 January 2006, the Company entered into a contract for media and investor relations services with a company requiring the payment of US$3,000 per month and the issue of 200,000 stock options exercisable at $0.60 per common share.  The options were issued during the nine month period ended 31 August 2006 (Note 11).

iv.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 6).

v.

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

13.

Income Taxes

During the nine month period ended 31 August 2006, the Company renounced the tax benefits of a total of 10,000,000 flow-through common shares issued prior to 30 November 2005 resulting in an income tax recovery of $1,478,400

 (27)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

During the nine month period ended 31 August 2006, the Company issued 5,500,000 common shares (31 August 2005 - Nil, 30 November 2005 – 10,000,000) on flow-through basis for gross proceeds of $10.17 million (28 February 2005 - $Nil, 30 November 2005 - $4,500,000).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

As at 31 August 2006, the Company had total net operating losses and mineral property expenditures of approximately $7,734,717 and $7,638,687 respectively.  The right to claim the net operating loss carry forwards will expire at various dates through to the taxation year ending 30 November 2012.  The cumulative exploration expenditures can be carried forward indefinitely.  Because of the uncertainty regarding the Company’s ability to utilize the tax assets in future years, an allowance equal to the full amount has been provided.  Consequently, the income tax benefits resulting from the utilization of these tax assets will be recognized in the year in which they are realized for tax purposes.

14.

Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from inception to 31 August 2006	For the nine month period ended 31 August 2006	For the nine month period ended 31 August 2005
	$	$	$

Cash paid during the period for interest	9,872	844	244
Cash paid during the period for income taxes	-	-	-

During the nine month period ended 31 August 2006, the Company issued 250,000 common shares valued at $182,500 for the acquisition of the mineral property interests (Note 6).

During the nine month period ended 31 August 2005, the Company issued 950,000 common shares valued at $230,000 for acquisition of the mineral property interests (Note 6).

During the year ended 30 November 2005, the Company issued 1,313,574 common shares valued at $303,074 and 2,651,787 warrants valued at $1,027,318 for services rendered.

During the year ended 30 November 2005, the Company issued 1,760,000 common shares valued at $599,000 for the acquisition of the mineral property interests (Note 6).

 (28)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

15.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

16.

Subsequent Events

The following events occurred subsequent to 31 August 2006:

a)

The Company issued 6,380,000 units at a price of $1.90 per unit.  Each unit consists of one common share and one-half share purchase warrant.  Each share purchase entitles the holder to purchase an additional common share at a price of $2.15 up to 18 April 2008.  All of these common share are flow-through shares for which the Company has not yet renounced the associated expenditures to the investors.

b)

The Company issued 508,296 share purchase warrants.  Each share purchase warrant entitles the holder to purchase an additional common share at a price of $2.20 up to 18 April 2008.  These warrants were issued for payment for services rendered by a private placement agent.

c)

The Company issued additional 125,000 common shares for total cash proceeds of $75,000 for options exercised.

d)

The Company issued additional 170,000 common shares for total cash proceeds of $117,500 for agent’s warrants exercised.

e)

The Company granted 3,250,000 stock options to directors, officers, employees and consultants of the Company.  Each option represents the right to purchase one common share of the Company at a price of $1.57 per share for a period of two years.

17.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States of America (“United States GAAP”).

 (29)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

	For the nine month period ended 31 August 2006	For the nine month period ended 31 August 2005
	$	$

Statement of loss

Net loss for the period based on Canadian GAAP	(7,734,717)	(1,986,711)
Income tax expense on current period United States GAAP adjustments – Flow-through shares (Note 17(i))	(1,478,400)	-

Net loss for the period based on United States GAAP	(9,213,117)	(1,986,711)

Loss per share, basic and diluted	(0.11)	(0.05)

Shareholders’ equity

Shareholders’ equity based on Canadian GAAP and United States GAAP	20,062,712	815,430

 (30)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Balance sheet difference

	As at 31 August 2006	As at 31 August 2005	As at 30 November 2005
	$	$	$

Share capital

Canadian GAAP	35,610,940	7,782,842	19,712,747
Flow-through shares (Note 17(i))	2,552,868	1,074,468	1,074,468
Stock-based compensation (Note 17(ii))	189,176	189,176	189,176

United States GAAP	38,352,984	9,046,486	20,976,391

Deficit

Canadian GAAP	(15,548,228)	(6,967,412)	(7,813,511)
Flow-through shares (Note 17(i))	(2,552,868)	(1,074,468)	(1,074,468)
Stock-based compensation (Note 17(ii))	(189,176)	(189,176)	(189,176)

United States GAAP	(18,290,272)	(8,231,056)	(9,077,155)

Statement of cash flows difference

Under United States GAAP, separate subtotals with operating, financing and investing activities would not be presented.

i.

Flow-through shares

Flow-through shares are typically issued by small Canadian Exploration Stage Companies.  The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer.  The issuer explicitly renounces the right to claim these deductions.  The investor’s tax basis is reduced by the amount of deductions taken.

 (31)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

Under Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors.  The tax effect of the temporary difference is recorded as a reduction in share capital.

United States GAAP directs that when flow-through shares are issued the proceeds should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

During the year ended 30 November 2005, the Company issued 10,000,000 flow-through common shares.  All of the expenditures related to these flow-through common shares were renounced to the respective investors during the nine month period ended 31 August 2006.

During the nine month period ended 31 August 2006, the Company issued 5,500,000 flow-through common shares.  None of the expenditures related to these flow-through common shares were renounced to the respective investors during the nine month period ended 31 August 2006.

Additionally, under United States GAAP, proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at 31August 2006, for United States GAAP purposes, cash of approximately $13,500,000 would be classified as restricted.

ii.

Stock-based compensation

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options as prescribed under FSAS No. 123 (Accounting for Stock-Based Compensation).  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 2 and 11.

Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized.  Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options.  The Company’s reported increase of $186,176 in both share capital and deficit as at 30 November 2005 and 2004 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

 (32)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

iii.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the period.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued and stock options and warrants exercised at the date of grant.

Under United States GAAP, diluted earnings per share, takes into consideration the weighted average number of shares outstanding during the period and potentially dilutive common shares.  For the nine month periods ended 31 August 2006 and 2005, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the nine month periods ended 31 August 2006 and 2005 were 80,708,393 and 38,231,667 respectively.  The calculation of diluted earnings per share for the nine month periods ended 31 August 2006 and 2005 proved to be anti-dilutive.

iv.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements of the Company.  There are no differences between net loss and comprehensive loss for each of the nine month periods ended 31 August 2006 and 2005.

v.

Mineral property expenditures

Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible.  Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level.  Prior to commencing commercial production, revenues relating to development ore, net of mining costs associated with its production, are offset against mine development costs.  Mine development costs incurred to access reserves on producing mines are also capitalized.  Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

 (33)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

The mining property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project and its eventual disposition are less than the carrying amount of the mining property, an impairment is recognized based upon the estimated fair value of the mining property.  Fair value generally is based on the present value of estimated future net cash flows for the mining property, calculated using estimates of proven and probable mining reserves, future prices, operating costs, capital requirements and reclamation costs.

The Company has no determinable proven or probable mineral property reserves at this time.

vi.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vii.

Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations.  The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counter-parties.

viii.

Asset retirement obligations

Under United States GAAP, standards are established for the recognition, measurement and disclosure of liabilities for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation.  A liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset.  In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows.  The asset retirement cost is amortized to expense over the asset’s useful life.

ix.

Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

 (34)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2006

x.

Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.  This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities.  This standard has no impact on the Company’s financial statements.

xi.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

xii.

Recent pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

 (35)

Management’s Discussion and Analysis
for the Nine Month Period Ended August 31, 2006

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

200 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Telephone: (604) 681-3131
Facsimile: (604) 801-5499
Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Nine Month Period Ended August 31, 2006

This management’s discussion and analysis (“MD&A”), dated October 20, 2006 should be read in conjunction with the accompanying unaudited financial statements and notes for the nine month period ended August 31, 2006. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

Overview

Alberta Star Development Corp. (“Alberta Star” or the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories. These properties are in the exploration stage.  Alberta Star does not generate income or cash flow from its operations. Alberta Star’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt and uranium. In September 2005, the Company completed a $10,500,000 financing that will provide sufficient funds to complete the Company’s exploration and drilling budgets through November 30, 2006.  In April 2006, the Company completed a $10,175,000 financing; the flow-through proceeds raised in this Offering will be used for general exploration expenditures on the Company’s Contact Lake property, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year.  As at August 31, 2006 the company had $22,168,094 of cash and cash equivalents on hand.  Cash on hand at the date of this MD&A is $31,250,000, which is sufficient to cover additional property acquisitions, planned exploration expenditures and administration for at least 12 months.

Properties

Alberta Star’s exploration property assets consist of:

Longtom Property – Longtom Lake, Northwest Territories

The Company has owned, since inception, a 50% interest, subject to a 2% net smelter returns royalty (“NSR”), in the Longtom Property located about 350 kilometers (“km”) northwest of Yellowknife, Northwest Territories. Alberta Star has the option to acquire the remaining 50% interest in the Longtom Property for $315,000. At Alberta Star’s option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading days immediately preceding and immediately following the date of exercise. Alberta Star must exercise the option if it incurs $5,000,000 in exploration of the property.

Alberta Star has entered into an agreement with Fronteer Development Group Inc. (“Fronteer”) whereby Fronteer may acquire a 75% interest in the entire property by paying $15,000 in cash and incurring $500,000 (incurred) in exploration expenditures on the property in stages by October 27, 2006. Alberta Star and Fronteer are exploring the Longtom Property for indications of base and precious metals and uranium.

Fronteer has informed Alberta Star that due to other projects and priorities, additional work may continue on the Longtom Property at a later date.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended November 30, 2003, the Company acquired a 50% interest in a 1,781.9 hectares (“ha”) mineral property located in the Longtom Lake area of the Northwest Territories for a cash payment of $15,000 (paid) and the issuance of 200,000 of its common shares (issued and valued at $56,000).

No work is currently planned on the Longtom Property (Target 1) due to other projects and priorities.

Longtom Property (Target 2) – Longtom Lake, Northwest Territories

During the year ended November 30, 2003, the Company acquired a 50% interest in a 2,530.8 ha mineral property located in the Longtom Lake area of the Northwest Territories for a cash payment of $15,000 (paid) and issuance of 200,000 of its common shares (issued and valued at $48,000).

During the nine month period ended August 31, 2006, the Company abandoned its interest in the Longtom Property (Target 2).

Dixie Lake Property – Red Lake, Ontario

During the year ended November 30, 2003, the Company entered into an agreement with Fronteer to acquire a 50% interest in the Dixie Lake Property, located in the Red Lake Belt of Ontario.

During the year ended November 30, 2005, the Company notified Fronteer that it will not be continuing work on the Dixie Lake Property and therefore formally dropped its option on the property due to disappointing resource calculation estimates provided to the Company by SRK Consulting.

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended November 30, 2005, the Company acquired a 100% interest, subject to a 2% NSR, in 12 mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, Northwest Territories, collectively known as the MacInnis Lake Property. The acquisition completed after a cash payment by the Company of $100,000 and the issuance of a total of 650,000 of its common shares (valued at $159,500).

In the same period, Alberta Star entered into an option agreement with Max Resource Corp. (“Max Resource”), whereby Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Property by paying Alberta Star $30,000 cash (received); issuing 200,000 common shares of common shares in Max Resource (received and now valued at $72,000) to Alberta Star; and by spending $2 million in exploration work over five years by April 1, 2010 of which $301,730 has been spent.

The MacInnis Lake Uranium Claim block consists of 10,596.55 ha located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 233 km northwest of Athabasca Lake, Saskatchewan.

The MacInnis Lake Uranium project is considered to be an unconformity-associated uranium deposit type. Unconformity-related uranium deposits can be extremely high grade and can average up to 10% or more uranium; this is the same type of setting for the majority of the uranium deposits in the Athabasca Basin. The MacInnis Lake Uranium Claim block is known to have widespread surface uranium mineralization, and contains 28 high-grade uranium outcrops, some of which were drilled between 1954 and 1988. All uranium exploration and drilling datasets from the MacInnis Lake Project have been archived and recorded by the Geological Survey of Canada in Yellowknife, NT.

The Company has halted exploration activities on this property pending resolution of permit issues in the region.

Meridian Lake Property – Reliance, Northwest Territories

During the year ended November 30, 2005, the Company entered into an option agreement with Fortune Minerals Limited (“Fortune”), to acquire a 50% undivided interest in the Meridian Lake Property located 10 km southwest of Fort Reliance, Northwest Territories. In order to exercise the option, Alberta Star must make cash payments of $80,000, of which $10,000 has been paid, and incur exploration expenditures of at least $1,200,000 over a four year period, by March 18, 2009.

During the nine month period ended August 31, 2006, the Company abandoned its option in the Meridian Lake Property with Fortune Minerals.

Contact Lake Mineral Claims – Contact Lake, Northwest Territories

On August 4, 2005, the Company completed a National Instrument 43-101 Technical Report on the Contact Lake Property. On August 22, 2005 the Company received formal approval from the Sahtu Land and Water Board and was issued a “Class A” five year drilling permit for its Contact Lake iron oxide, copper, gold, silver, cobalt and uranium project.

On November 23, 2005, the Company announced that it had formally submitted and filed its legal plan of survey and application for lease and notice of the lease for the Contact Lake mineral properties with the Government of Canada Mine Recorders office. The survey to lease was performed in accordance with Canadian mining regulations by Sub-Arctic Surveys Ltd. of Yellowknife, Northwest Territories.  On August 2, 2006 the Company announced that it has been advised by the Surveyor-General’s office of the Department of Natural Resources that the legal survey to lease at Contact Lake has been approved.  The survey area to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT on behalf of the Company.  The total lease claim survey area completed consists of 1801.83 hectares (4,452.37 acres) and includes the Company’s Contact Lake Mine site.

 During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% NSR, in five mineral claims, totalling 1,801.81 ha located in the Contact Lake area, 680 km north of Yellowknife, Northwest Territories. The acquisition was completed after payment of $60,000 and the issuance of 300,000 of the Company’s common shares, at a deemed value of $72,000. Alberta Star completed additional staking in the area in order to increase the project size to 10,601.56 ha. Collectively the properties are known as the Contact Lake Mineral Claims.

On May 2, 2006 the Company announced that it has received formal approval from the Sahtu Land and Water Board for a second 25,000 meter “Class A-5 year drill permit” at it’s Eldorado Iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories.  The Company is now fully permitted for 40,000 meters of diamond drilling at Contact Lake and in the Eldorado Uranium Belt in the Sahtu Dene Land Settlement region.

On May 9, 2006 the Company announced that it has contracted the services of Mr. John Camier B.Sc. (Specialist), M.Sc., a principal of South Bay Exploration Ltd., a geological services company of Brandon, Manitoba, to supervise the Company’s Summer 2006 diamond drilling program at the Contact Lake and Eldorado IOCG and uranium projects in Canada’s Northwest Territories.

On June 21, 2006 the Company announced that is has successfully mobilized its drills and drilling equipment to the Company’s Contact Lake Project.  Drilling was commenced at the Company’s Contact Lake and Eldorado IOCG and uranium projects in Canada’s Northwest Territories. (the “Project”), in early June.  The Company’s drill contractor is Connor’s Drilling Ltd. which operated three Boyles BBS-25A drills at the Project site.

On July 26, 2006 the Company announced that Terraquest Ltd. has started performing a Regional High Resolution Aeromagnetic Gradiometer-Radiometric Survey over the Eldorado uranium belt.  This powerful airborne geophysical survey will consist of 16,708 line-kilometers at 100 meter line spacings and will be concluded by the beginning of August.  The airborne high resolution radiometric survey is considered one of the industry’s finest tools to enhance uranium exploration capabilities by showing high definition conductive uranium targets.  On August 30, 2006 the Company announced that is has successfully completed the survey over the entire Eldorado uranium belt.  The Company is awaiting receipt of the final geophysical airborne data.

On August 2, 2006 the company announced that Geotech Ltd. has completed a helicopter-borne VTEM geophysical survey at the Contact Lake and Eldorado IOCG & Uranium project.  The VTEM survey is considered one of the industry’s finest tools to enhance exploration capabilities showing high definition conductive targets.

On August 21, 2006 the Company announced that it has completed drilling at Contact Lake permit area located south of Echo Bay and commenced drilling at the Eldorado-Port Radium permit area located north of Echo Bay.

The Company expects to complete a minimum of 10,000 meters (“m”) of diamond drilling by November 30, 2006.  The Company expects to continue with its 2006/2007 Eldorado & Contact Lake IOCG & Uranium Projects. These exploration programs will include additional alteration mapping, rock sampling, ground and airborne geophysics and diamond drilling.

North Contact Lake Mineral Claims – Contact Lake, Northwest Territories

In December 2005, the Company completed the acquisition of a 100% interest, subject to a 2% NSR, in 6,200.98 ha of minerals claims located at the northeastern extension of Contact Lake, in the Northwest Territories. The interest, situated on the east side of Great Bear Lake, Northwest Territories, 681 km north of the city of Yellowknife, consists of 11 contiguous mineral claims.

The interest was acquired by the Company paying $75,000 and by issuing 250,000 of its common shares at a deemed value of $182,500. The Company may purchase 1% of the NSR for a one-time payment of $1,000,000.

This acquisition is the northeastern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, which has hundreds of known or recorded mineral occurrences identified in Proterozoic rocks. The claim block and surrounding area covers extensive alteration zones that can be traced for over one km in length and over 200 m in width.

This acquisition expands the Company’s interests from north of Port Radium to the southern extension of Contact Lake, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package, of over 50,000 ha, in the region.

Port Radium – Glacier Lake Mineral Claims, Northwest Territories

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims totalling 2,424.23 ha; collectively known as the Port Radium-Glacier Lake Mineral Claims. The properties are situated 1.5 km east of Port Radium on Great Bear Lake, Northwest Territories. The interest was acquired by the Company paying $30,000 of cash and issuing 360,000 common shares, valued at $72,000. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

On August 8, 2006 the Company announced that it has successfully completed a formal legal and land survey on its Glacier Lake silver and uranium properties.  The Company has formally submitted its legal plan of survey and application for lease, and notice of lease for the Glacier lake mineral properties to the Government of Canada Mine Recorders office.  The survey to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT.  The total lease claim survey area consists of 2,425.26 hectares (5,990.40 acres) and includes the Company’s Echo Bay Gossan and the Echo Bay Mine site.  The company announced that it has been granted a five year Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling on the Eldorado-Port Radium Permit Area.  The diamond drilling permit is valid until April 26, 2011.  The Company is the first mineral exploration company in over 10 years to receive Class “A”-5 Year drill permits in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling.

The Company expects to proceed with its 2006/2007 Port Radium-Glacier Lake Mineral Properties exploration program, which will include mapping, sampling, geophysics, and diamond drilling through November 30, 2006.

Port Radium – Crossfault Lake Mineral Claims, Northwest Territories

On October 3, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,820.57 ha located north of Port Radium, Northwest Territories, known as the Port Radium – Crossfault Lake Mineral Claims. The acquisition completed after payment by the Company of $60,000 and issuance of 450,000 of its common shares (valued at $297,000). One-half of the NSR may be purchased for a one-time payment of $1,000,000 by the Company.

The Company expects to proceed with its 2006/2007 Port Radium – Crossfault Lake Mineral Properties exploration program, which will include mapping, geophysics, and diamond drilling through to November 30, 2006.

Port Radium – Eldorado Mineral Claims, Northwest Territories

During the year ended November 30, 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral leases totalling 106.52 ha, located at Port Radium on Great Bear Lake, Northwest Territories for cash payment of $20,000 (paid).

On August 28, 2006 the Company announced that it has filed a comprehensive technical report on its Port Radium-Echo Bay Project.  J. Fingler, P. Geo., of Vancouver, BC has completed a National Instrument 43-101 compliant technical report dated August 10th, 2006 on the Eldorado-Glacier Lake-Crossfault Lake IOCG & Uranium Properties.  J. Fingler P.Geo. has recommended a multi-phased program and budget of approximately $4,000,000 CDN to assess this potential on the Property. The Company is currently in the process of proceeding with both the Phase 1 and 2 exploration programs as recommended in the National Instrument 43-101 Technical Report and expects that the Phase 2 drilling program will continue as seasonal conditions allow.

Summary of Quarterly Results

The following is selected financial information from Alberta Star’s eight most recently completed fiscal quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share

August 31, 2006	($5,602,506)	($0.06)	($0.06)
May 31, 2006	($1,897,081)	($0.02)	($0.02)
February 28, 2006	($235,130)	($0.01)	($0.01)
November 30, 2005	($846,099)	($0.01)	($0.01)
August 31, 2005	($1,059,803)	($0.03)	($0.03)
May 31, 2005	($440,439)	($0.01)	($0.01)
February 28, 2005	($486,469)	($0.01)	($0.01)
November 30, 2004	$158,347	-	-

The Company did not generate any revenues or have extraordinary items or results from discontinued operations in the period covered.

The Company’s net loss of $5,602,506 for the three month period ended August 31, 2006 includes $5,545,488 of expenses relating to mineral properties and $305,529 of general and administrative costs.  Included in general and administrative costs are stock based compensation expense of $39,568 related to the vesting of 100,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $1,897,081 for the three month period ended May 31, 2006 includes $1,644,372 of expenses relating to mineral properties and $407,040 of general and administrative costs.  Included in general and administrative costs are stock based compensation expense of $63,280 related to the vesting of 160,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $235,130 for the three month period ended February 28, 2006 includes $448,827 of expenses relating to mineral properties and $1,396,471 of general and administrative costs.  Included in general and administrative costs are stock based compensation expense of $1,151,458 related to the vesting of 2,910,000 stock options (3,250,000 granted).  A future income tax recovery of $1,478,400 is also included in the loss.  The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.  Mineral property expenditures related largely to the acquisition of the North Contact Lake Mineral Claims and exploration of the Contact Lake Mineral Claims.  In the three months period ended February 28, 2006, there were no losses on the sale of or write-offs of property, plant and equipment.

The Company’s net loss of $846,099 for the three month period ended November 30, 2005 includes $598,299 of expenses relating to mineral properties and $247,800 of general and administrative costs. In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries. Mineral property expenditures related largely to the acquisition and exploration of the Contact Lake Mineral Claims.

The loss of $1,059,803 for the three month period ended August 31, 2005 includes mineral property expenses of $767,033 and general and administrative expenses of $292,770 respectively. The loss also includes stock based compensation expense of $185,580 related to the granting of 2,000,000 stock options. Mineral property exploration expenses related to Contact Lake ($689,579) and included camp and field costs ($106,254), consulting, geology and engineering fees ($164,615), transportation ($156,722) and airborne geophysics ($129,962). These costs were associated with the mapping, land surveying, airborne helicopter geophysics on the Contact Lake Property.

The Company’s net loss of $440,439 for the three month period ended May 31, 2005 consisted of mineral property expenditures and general and administration expenditures of $284,450 and $155,989 respectively. Mineral property expenditures related mainly to the Contact Lake property ($174,805). General and administrative expenses included advertising and promotion ($45,579), consulting and management fees ($17,700) and legal and accounting fees ($20,370).

The Company’s net loss of $486,469 for the three month period ended February 28, 2005 consisted of mineral property expenditures and general and administration expenditures of $300,405 and $187,380 respectively. Mineral property expenditures related mainly to the Dixie Lake property ($102,853) and MacInnis Lake Property ($169,834). General and administrative expenses included advertising and promotion ($15,689), consulting and management fees ($39,200) and legal and accounting fees ($52,538).

The Company’s income of $158,347 for the three month period ended November 30, 2004 consisted mainly of mineral property expenditures of $231,829, general and administration expenses of $157,541 and a future income tax recovery of $547,717. The majority of mineral property expenditures were spent on the Dixie Lake Property and the Longtom Property. The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.

Results of Operations

Summary

Alberta Star incurred a net loss of $7,734,717 for the nine month period ended August 31, 2006 compared to a loss of $1,986,711 for the nine month period ended August 31, 2005. This difference in net loss was due primarily to an increase in mineral property expenditures (increase of $6,286,799), an increase in general and administration expenditures (increase of $1,476,753) and the recognition of future income tax recoveries related to flow through shares of $1,478,400, and none for the nine month period ended August 31, 2005.  The increase in general and administration expenditures is mainly due to an increase in stock-based compensation of $1,254,306.

Alberta Star incurred a net loss of $5,602,506 for the three month period ended August 31, 2006 compared to a loss of $1,059,803 for the three month period ended August 31, 2005. This difference in net loss was due primarily to an increase in mineral property expenditures (increase of $4,778,455), and an increase in general and administration expenditures (increase of $12,759).  The increase in general and administration expenditures is mainly due to an increase in stock-based compensation of $39,568.

In general, the Company’s expenses increased in the third quarter of the current fiscal year compared to prior periods related to drilling on the Contact Lake and Eldorado-Port Radium permit areas and activity on the acquisition of drilling permits which included environmental baseline studies, aboriginal relations activities, traditional educational knowledge studies, travel, and detailed sampling and geophysical surveys for the Contact Lake mineral claims. Alberta Star was among the first mineral exploration companies to begin acquiring advanced stage poly-metallic and uranium projects in the Sahtu Land region, prior to the rapid rise of base and precious metals and uranium metal prices and was able to assemble one of the largest contiguous land packages complete with advanced datasets in one of Canada’s most historically famous iron, oxide, copper, gold, silver, cobalt and uranium mineral districts. New mineral discoveries and increased demand particularly for uranium will continue to favour those exploration companies who have properly permitted their mineral property assets for development.

Mineral Property Expenses

Mineral property expenses comprise (1) operating expenses; (2) acquisition costs; and (3) recoveries. Total expenditures for the nine month period ended August 31, 2006 and 2005 are summarized below:

For the Nine Month Period Ended August 31, 2006	Operating Expenses $	Acquisition Costs $	Recoveries $	Total $
Longtom Property – Longtom Lake, Northwest Territories	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, Northwest Territories	-	-	-	-
Longtom Property (Target 2) – Longtom Lake, Northwest Territories	-	-	-	-
Dixie Lake Property – Red Lake, Ontario	-	1,036	-	1,036
Shabu Lake Property – Red Lake, Ontario	-	-	-	-
MacInnis Lake Property – MacInnis Lake, Northwest Territories	-	-	(15,000)	(15,000)
Meridian Lake Property – Reliance, Northwest Territories	-	-	-	-
Contact Lake Mineral Claims – Contact Lake, Northwest Territories	6,613,478	-	-	6,613,478
North Contact Lake Mineral Claims – Contact Lake, Northwest Territories	-	257,500	-	257,500
Port Radium – Glacier Lake Mineral Claims, Northwest Territories	1,142,010	-	(360,337)	781,673
Port Radium – Crossfault Lake Mineral Claims, Northwest Territories	-	-	-	-
Port Radium – Eldorado Mineral Claims, Northwest Territories	-	-	-	-
	7,755,488	258,536	(375,337)	7,638,687

Operating expenses for the three month period ended August 31, 2006 were $5,905,825 compared to $703,031 in the comparative period. The increase was primarily due to camp and field costs of 1,150,365 (31 August 2005 - $106,254), drilling of $1,192,842 (31 August 2005 - $Nil) and transportation of $2,435,382 (31 August 2005- $Nil) spent on the Contact Lake and Glacier Lake property.

For the Nine Month Period Ended August 31, 2005	Operating Expenses $	Acquisition Costs $	Recoveries $	Total $
Longtom Property – Longtom Lake, Northwest Territories	12,007	-	-	12,007
Longtom Property (Target 1) – Longtom Lake, Northwest Territories	11,623	-	(3,530)	8,093
Longtom Property (Target 2) – Longtom Lake, Northwest Territories	11,623	-	(3,530)	8,093
Dixie Lake Property – Red Lake, Ontario	35,374	88,236	(2,603)	121,007
Shabu Lake Property – Red Lake, Ontario	2,924	-	-	2,924
MacInnis Lake Property – MacInnis Lake, Northwest Territories	300,129	258,000	(334,749)	223,380
Meridian Lake Property – Reliance, Northwest Territories	-	10,000	-	10,000
Contact Lake Mineral Claims – Contact Lake, Northwest Territories	728,084	136,300	-	864,384
North Contact Lake Mineral Claims – Contact Lake, Northwest Territories
Port Radium – Glacier Lake Mineral Claims, Northwest Territories	-	102,000	-	102,000
Port Radium – Crossfault Lake Mineral Claims, Northwest Territories	-	-	-	-
Port Radium – Eldorado Mineral Claims, Northwest Territories	-	-	-	-
	1,101,764	594,536	(344,412)	1,351,888

Full particulars of expenditures on mineral properties are provided in note 6 to the reviewed financial statements for the nine month period ended August 31, 2006.

General and Administrative Expenses

General and administrative expenses for the three month period ended August 31, 2006 increased to $305,530 compared to $292,770 in the comparative period. The increase was primarily due to advertising and promotion of $49,986 (31 August 2005 - $13,280), management fees of $52,500 (31 August 2005- $15,000), office and miscellaneous of $58,827 (31 August 2005 - $16,416) and rent and utilities of $12,734 (31 August 2005 - $2,338).  Stock-based compensation decreased to $39,568 compared to $185,580 in the comparative period.

General and administrative expenses for the nine month period ended August 31, 2006 increased to $2,109,040 compared to $632,287 in the comparative period. The increase was primarily due to advertising and promotion $198,100 (31 August 2005 - $74,548), management fees $97,500 (31 August 2005 - $45,000), office and miscellaneous of $120,648 (31 August 2005 - $43,441) and rent and utilities of $25,237 (31 August 2005 - $7,013).  Stock-based compensation increased to $1,254,306 compared to $185,580 in the comparative period.

Future Income Tax Recovery

The Company recorded a future income tax recovery of $1,478,400 for the nine month period ended August 31, 2006. The Company did not generate a future income tax recovery for the same period in quarter 2005.

Selected Annual Information

The following table sets forth selected financial information of the Company for the last three fiscal years. This financial information is derived from the audited financial statements of the Company.

Item	For the Year Ended November 30
	2005	2004	2003
Total Revenue	Nil	Nil	Nil
Total Income (Loss) from Continuing Operations	($2,832,810)	($2,030,440)	($2,043,936)
Operating Income (Loss) per Share	($0.06)	($0.07)	($0.13)
Net Income (Loss) in Total	($2,832,810)	($957,202)	($1,941,606)
Net Income (Loss) on a per Share Basis	($0.06)	($0.03)	($0.12)
Total Assets	$11,978,824	$2,155,878	$442,927
Total Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

Over the past three fiscal years, Alberta Star has continued with the acquisition and exploration of mineral properties, including the abandonment of those properties without any geological significance. In fiscal 2005, there was a marked increase in the amount of properties acquired, and the associated acquisition and operation expenses, specifically in the following operating categories: assays, camp and field costs, consulting fees, geophysics, surveying, transportation and travel. As well, increases in losses for the Company can be attributed to a change in accounting policy, allowing a recorded future income tax recovery in fiscal 2003 and 2004, whereas no recovery was recorded in fiscal 2005.

Liquidity

Alberta Star Development Corp. is a mining exploration and development company with no producing resource properties, and consequently, does not generate operating income or cash flow.

During the nine month period ended August 31, 2006, the Company spent $7,638,687 on mineral properties and $2,109,040 on general and administration for a total of $9,747,727. These amounts included $1,459,241 of non-cash outlays including the acquisition of mineral properties through the issuance of common shares outlined at $182,500 and stock-based compensation of $1,254,306, resulting in a net cash outlay pertaining to operating activities of $7,753,876. A future income tax recovery benefit of $1,478,400 was recorded for the nine month period ended August 31, 2006; this did not directly contribute cash to operations.

During the same period in quarter 2005, the Company spent $1,351,888 on mineral properties and $632,287 on general and administration for a total of $1,984,175.

The Company generated $2,254,662 from changes in working capital (other than cash) during the nine month period ended August 31, 2006 compared to generating $112,385 in non-cash working capital in the same period in quarter 2005.

During the nine month period ended August 31, 2006, the Company spent $114,347 on investing activities, primarily relating to the purchase of property, plant, and equipment. In the comparative period, the Company spent $7,933 on investing activities.

During the nine month period ended August 31, 2006, the Company generated $15,939,787 from financing activities, relating to the sale of equity securities and subscriptions received in advance, compared to $242,685 in the comparative period.

Commitments

Alberta Star has ongoing commitments required to keep its mineral property interest in good standing and to carry on its business operations.

a)

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised.  The Company is compelled to exercise the Longtom Option:  1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 12).

b)

 The Company entered into a contract for management services with a company controlled by a director and shareholder of the Company requiring the payment of $12,500 per month.

c)

The Company entered into a contract for investor relations services with an individual requiring the payment of $6,000 per month.

d)

The Company entered into a contract for director services with an individual requiring the payment of $1,000 per month.

e)

The Company entered into a contract for media and investor relations services with a company requiring the payment of US$3,000 per month on a month to month basis.

f)

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

Related Party Transactions

Alberta Star's board of directors consists of Tim Coupland, Tracy A. Moore, Michael Bogin and Robert T. Hall who was appointed on September 27, 2006.  Mr. Coupland is the Company’s president and chief executive officer. Mr. Michael Bogin is the Company’s chief financial officer.  The Company paid or accrued amounts to related parties as follows:

	Nine Months Ended August 31
	2006	2005
Consulting fees paid to companies controlled by Mr. Tim Coupland	$35,839	$32,900
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	7,500	-
Secretarial fees paid to an individual related to Mr. Tim Coupland	27,037	29,304
Management fees paid to a company controlled by Mr. Tim Coupland	97,500	45,000
Director fees paid to a company controlled by Mr. Tracy Moore	16,700	Nil
	$184,576	$107,204

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that would require disclosure.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of available for sale investments is equivalent to market value, although available for sale investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in Canada and so is not subject to foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Share Data

As of the date of this MD&A, Alberta Star has 95,318,367 common shares without par value issued and outstanding. In addition, Alberta Star has the obligation to issue the following additional common shares:

(a)

Alberta Star has the option to acquire the remaining 50% interest in the Longtom Property for $315,000. At Alberta Star’s option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading days immediately preceding and immediately following the date of exercise.

(b)

Incentive stock options that could result in the issuance of up to 6,605,000 common shares. Of these stock options, 55,000 are exercisable at $0.15 each, 350,000 are exercisable at $0.20 each, 2,950,000 are exercisable at $0.60 each and 3,250,000 are exercisable at $1.57 each.

(c)

Share purchase and agent compensation warrants that could result in the issuance of up to 15,999,616 common shares ranging from $0.45 to $2.20 each. Details of these warrants are described in note 10 and 16 to our interim financial statements for the nine month period ended August 31, 2006. A total of 100,000 share purchase warrants with an exercise price of $0.40 per common share expired April 7, 2006.

Subsequent Events

The following events occurred subsequent to August 31, 2006:

a)

The Company issued additional 125,000 common shares for total cash proceeds of $75,000 for options exercised.

b)

The Company issued additional 170,000 common shares for total cash proceeds of $117,500 for agent’s warrants exercised.

c)

The Company granted 3,250,000 stock options to directors, officers, employees and consultants of the Company.  Each option represents the right to purchase one common share of the Company at a price of $1.57 per share for a period of two years.

d)

The Company completed a brokered private placement for total gross proceeds of $12,122,000.  The flow-through proceeds raised in this Offering will be used for Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2006 taxation year.

/s/ Tim Coupland

Tim Coupland
President

October 20, 2006

Form 52-109FM2 – Certification of Interim Filings

I, Tim Coupland, President of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the “issuer”) for the interim period ended August 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 20, 2006

/s/ Tim Coupland

Tim Coupland, President

(CEO)

Form 52-109FM2 – Certification of Interim Filings

I, Michael Bogin, Chief Financial Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the “issuer”) for the interim period ended August 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 20, 2006

/s/ Michael Bogin

Michael Bogin, Chief Financial Officer

(CFO)